UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. _ )*

The New York Times Company

(Name of Issuer)

Class A Common Stock (par value $0.10 per share)

(Title of Class of Securities)

650111107

(CUSIP Number)

William R. Lucas, Jr.

One Riverchase Parkway South

Birmingham, Alabama 35244

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

January 30, 2008

(Date of Event which Requires Filing

of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 650111107	Page 2 of 24

1	NAME OF REPORTING PERSONS

Harbinger Capital Partners Master Fund I, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 8,017,608 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 8,017,608

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,017,608

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.61%

14	TYPE OF REPORTING PERSON*

CO

CUSIP No. 650111107	Page 3 of 24

1	NAME OF REPORTING PERSONS

Harbinger Capital Partners Offshore Manager, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 8,017,608 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 8,017,608

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,017,608
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.61%

14	TYPE OF REPORTING PERSON*

OO

CUSIP No. 650111107	Page 4 of 24

1	NAME OF REPORTING PERSONS

HMC Investors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 8,017,608 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 8,017,608

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,017,608

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.61%

14	TYPE OF REPORTING PERSON*

OO

CUSIP No. 650111107	Page 5 of 24

1	NAME OF REPORTING PERSONS

Harbinger Capital Partners Special Situations Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 6,232,392 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 6,232,392

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,232,392

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.36%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No. 650111107	Page 6 of 24

1	NAME OF REPORTING PERSONS

Harbinger Capital Partners Special Situations GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 6,232,392 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 6,232,392

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,232,392

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.36%

14	TYPE OF REPORTING PERSON*

OO

CUSIP No. 650111107	Page 7 of 24

1	NAME OF REPORTING PERSONS

HMC - New York, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 6,232,392 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 6,232,392

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,232,392

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.36%

14	TYPE OF REPORTING PERSON*

CO

CUSIP No. 650111107	Page 8 of 24

1	NAME OF REPORTING PERSONS

Harbert Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 14,250,000 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 14,250,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,250,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.96%

14	TYPE OF REPORTING PERSON*

CO

CUSIP No. 650111107	Page 9 of 24

1	NAME OF REPORTING PERSONS

Philip Falcone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 14,250,000 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 14,250,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,250,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.96%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 650111107	Page 10 of 24

1	NAME OF REPORTING PERSONS

Raymond J. Harbert

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 14,250,000 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 14,250,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,250,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.96%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 650111107	Page 11 of 24

1	NAME OF REPORTING PERSONS

Michael D. Luce

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 14,250,000 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 14,250,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,250,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.96%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 650111107	Page 12 of 24

1	NAME OF REPORTING PERSONS

Harbinger Capital Partners NY, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 10,599,717 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 10,599,717

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,599,717

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.41%

14	TYPE OF REPORTING PERSON*

OO

CUSIP No. 650111107	Page 13 of 24

1	NAME OF REPORTING PERSONS

Firebrand Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14	TYPE OF REPORTING PERSON*

OO

CUSIP No. 650111107	Page 14 of 24

1	NAME OF REPORTING PERSONS

Scott Galloway

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 650111107	Page 15 of 24

Item 1. Security and Issuer.

This Schedule 13D is being filed by the undersigned with respect to the Class A Common Stock, $0.10 par value per share (the “Shares”), of The New York Times Company, a New York corporation (the “Issuer”). The address of the Issuer is 620 Eighth Avenue, New York, NY 10018.

Item 2. Identity and Background.

(a-c, f) This Schedule 13D is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”), an investment fund and a holder of membership interests in Harbinger NY (as defined below), Harbinger Capital Partners Offshore Manager, L.L.C. (“Harbinger Manager”), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member (“HMC Investors”), Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”), an investment fund and a holder of membership interests in Harbinger NY (as defined below), Harbinger Capital Partners Special Situations GP, LLC, the general partner of the Special Fund (“HCPSS”), HMC - New York, Inc., the managing member of HCPSS (“HMCNY”), Harbert Management Corporation (“HMC”), the managing member of HMC Investors and the parent of HMCNY, Philip Falcone, a shareholder of HMC and the portfolio manager of the Master Fund and the Special Fund, Raymond J. Harbert, a shareholder of HMC, Michael D. Luce, a shareholder of HMC, Harbinger Capital Partners NY, LLC (formerly Firebrand/Harbinger, LLC) (“Harbinger NY”), an investment fund, Firebrand Investments, LLC (“Firebrand”), an investment fund and a holder of membership interests in Harbinger NY, and Scott Galloway, a Clinical Associate Professor at the New York University Stern School of Business and the sole member and manager of Firebrand (each of the Master Fund, Harbinger Manager, HMC Investors, the Special Fund, HCPSS, HMCNY, HMC, Harbinger NY, Firebrand and Messrs. Falcone, Harbert, Luce and Galloway, a “Reporting Person”, and collectively, the “Reporting Persons”).

The Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop’s Square, Redmond’s Hill, Dublin 2, Ireland. Each of Harbinger Manager, HMC Investors and HCPSS is a Delaware limited liability company. The Special Fund is a Delaware limited partnership. HMC is an Alabama corporation. HMCNY is a New York corporation. Each of Philip Falcone, Raymond J. Harbert, Michael D. Luce and Scott Galloway is a United States citizen. The principal business address for each of the Special Fund, HCPSS, HMCNY and Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022. The principal business address for each of Harbinger Manager, HMC Investors, HMC, Raymond J. Harbert and Michael D. Luce is One Riverchase Parkway South, Birmingham, Alabama 35244. Harbinger NY is a Delaware limited liability company with its principal business address at c/o Harbinger Capital Partners Offshore Manager, LLC, One Riverchase Parkway South, Birmingham, AL, 35244. Firebrand is a Delaware limited liability company with its principal business address at c/o Scott Galloway, 210 Little Noyac Path, Water Mill, New York 11976. The principal business address for Mr. Galloway is 40 West 4th Street, New York, NY 10014.

Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 8,017,608 Shares.

As of the date hereof Harbinger Manager may be deemed to beneficially own 8,017,608 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 8,017,608 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 6,232,392 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 6,232,392 Shares.

CUSIP No. 650111107	Page 16 of 24

As of the date hereof HMCNY may be deemed to beneficially own 6,232,392 Shares.

As of the date hereof HMC may be deemed to beneficially own 14,250,000 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 14,250,000 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 14,250,000 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 14,250,000 Shares.

As of the date hereof Harbinger NY may be deemed to beneficially own 10,599,717 Shares.

As of the date hereof Firebrand may be deemed to beneficially own 0 Shares.

As of the date hereof Scott Galloway may be deemed to beneficially own 0 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4. Purpose of Transaction.

On January 25, 2008, the Master Fund and the Special Fund (collectively, the “HCP Funds”) delivered a notice (the “Notice”) to the Corporate Secretary of the Issuer to propose the nomination of and nominate for election to the board of directors of the Issuer at the 2008 annual meeting of stockholders of the Issuer (the “2008 Annual Meeting”) the following four individuals: Scott Galloway, James A. Kohlberg, Allen L. Morgan and Gregory Shove (each, a “Nominee”). As indicated in the Notice, the entire expense of soliciting proxies in connection with the 2008 Annual Meeting is being borne by Harbinger NY. Harbinger NY intends to seek reimbursement of the costs of this solicitation from the Issuer but does not intend to submit the question of reimbursement to a vote of the Issuer’s security holders. A copy of the Notice is attached hereto as Exhibit A.

On February 8, 2008, representatives of Firebrand, the HCP Funds and certain of the Nominees met with representatives of the Issuer. On February 11, 2008, Firebrand delivered to the Issuer a letter, a copy of which is attached as Exhibit B.

Except as described in this Item 4 and in Item 6 herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein. However, each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer. Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional Shares; dispose of all or a portion of the securities of the Issuer, including the Shares, that the Reporting Persons now own or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities. In addition, the Reporting Persons may engage in discussions with management, the Board, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.

IMPORTANT INFORMATION

HARBINGER NY INTENDS TO MAKE A PRELIMINARY FILING WITH THE SECURITIES AND EXCHANGE COMMISSION OF A PROXY STATEMENT AND AN

CUSIP No. 650111107	Page 17 of 24

ACCOMPANYING PROXY CARD TO BE USED TO SOLICIT PROXIES IN CONNECTION WITH THE 2008 ANNUAL MEETING. SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES FROM STOCKHOLDERS OF THE ISSUER FOR USE AT THE 2008 ANNUAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF THE ISSUER AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE NOTICE ATTACHED HERETO AS EXHIBIT A AND WILL BE CONTAINED IN SUBSEQUENT FILINGS BY HARBINGER NY WITH THE SECURITIES AND EXCHANGE COMMISSION AND IN AMENDMENTS THERETO.

Item 5. Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund, by virtue of its control over the voting and disposition of the Shares acquired by Harbinger NY with capital contributed to Harbinger NY by the Master Fund, may be deemed to be the beneficial owner of 8,017,608 Shares, constituting 5.61% of the Shares outstanding of the Issuer, based upon the 143,025,736 Shares stated to be outstanding as of November 4, 2007 by the Issuer in the Issuer’s Form 10-Q for the quarter ended September 30, 2007, filed with the United States Securities and Exchange Commission.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,017,608 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,017,608 Shares.

(a, b) As of the date hereof, Harbinger Manager may be deemed to be the beneficial owner of 8,017,608 Shares (such Shares held by the Master Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Master Fund), constituting 5.61% of the Shares outstanding of the Issuer, based upon the 143,025,736 Shares stated to be outstanding as of November 4, 2007 by the Issuer in the Issuer’s Form 10-Q for the quarter ended September 30, 2007, filed with the United States Securities and Exchange Commission.

Harbinger Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,017,608 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,017,608 Shares.

Harbinger Manager specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 8,017,608 Shares (such Shares held by the Master Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Master Fund), constituting 5.61% of the Shares outstanding of the Issuer, based upon the 143,025,736 Shares stated to be outstanding as of November 4, 2007 by the Issuer in the Issuer’s Form 10-Q for the quarter ended September 30, 2007, filed with the United States Securities and Exchange Commission.

HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,017,608 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,017,608 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 650111107	Page 18 of 24

(a, b) As of the date hereof, the Special Fund, by virtue of its control over the voting and disposition of the Shares acquired by Harbinger NY with capital contributed to Harbinger NY by the Special Fund, may be deemed to be the beneficial owner of 6,232,392 Shares, constituting 4.36% of the Shares outstanding of the Issuer, based upon the 143,025,736 Shares stated to be outstanding as of November 4, 2007 by the Issuer in the Issuer’s Form 10-Q for the quarter ended September 30, 2007, filed with the United States Securities and Exchange Commission.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,232,392 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,232,392 Shares.

The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 6,232,392 Shares (such Shares held by the Special Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Special Fund), constituting 4.36% of the Shares outstanding of the Issuer, based upon the 143,025,736 Shares stated to be outstanding as of November 4, 2007 by the Issuer in the Issuer’s Form 10-Q for the quarter ended September 30, 2007, filed with the United States Securities and Exchange Commission.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,232,392 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,232,392 Shares.

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 6,232,392 Shares (such Shares held by the Special Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Special Fund), constituting 4.36% of the Shares outstanding of the Issuer, based upon the 143,025,736 Shares stated to be outstanding as of November 4, 2007 by the Issuer in the Issuer’s Form 10-Q for the quarter ended September 30, 2007, filed with the United States Securities and Exchange Commission.

HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,232,392 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,232,392 Shares.

HMCNY specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 14,250,000 Shares (such Shares held by the Master Fund and the Special Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Master Fund and the Special Fund, respectively), constituting 9.96% of the Shares outstanding of the Issuer, based upon the 143,025,736 Shares stated to be outstanding as of November 4, 2007 by the Issuer in the Issuer’s Form 10-Q for the quarter ended September 30, 2007, filed with the United States Securities and Exchange Commission.

HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 14,250,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 14,250,000 Shares.

HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 650111107	Page 19 of 24

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 14,250,000 Shares (such Shares held by the Master Fund and the Special Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Master Fund and the Special Fund, respectively), constituting 9.96% of the Shares outstanding of the Issuer, based upon the 143,025,736 Shares stated to be outstanding as of November 4, 2007 by the Issuer in the Issuer’s Form 10-Q for the quarter ended September 30, 2007, filed with the United States Securities and Exchange Commission.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 14,250,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 14,250,000 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 14,250,000 Shares (such Shares held by the Master Fund and the Special Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Master Fund and the Special Fund, respectively), constituting 9.96% of the Shares outstanding of the Issuer, based upon the 143,025,736 Shares stated to be outstanding as of November 4, 2007 by the Issuer in the Issuer’s Form 10-Q for the quarter ended September 30, 2007, filed with the United States Securities and Exchange Commission.

Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 14,250,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 14,250,000 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 14,250,000 Shares (such Shares held by the Master Fund and the Special Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Master Fund and the Special Fund, respectively), constituting 9.96% of the Shares outstanding of the Issuer, based upon the 143,025,736 Shares stated to be outstanding as of November 4, 2007 by the Issuer in the Issuer’s Form 10-Q for the quarter ended September 30, 2007, filed with the United States Securities and Exchange Commission.

Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 14,250,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 14,250,000 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Harbinger NY may be deemed to be the beneficial owner of 10,599,717 Shares, constituting 7.41% of the Shares outstanding of the Issuer, based upon the 143,025,736 Shares stated to be outstanding as of November 4, 2007 by the Issuer in the Issuer’s Form 10-Q for the quarter ended September 30, 2007, filed with the United States Securities and Exchange Commission.

Harbinger NY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 10,599,717 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 10,599,717 Shares.

(a, b) As of the date hereof, Firebrand may be deemed to be the beneficial owner of 0 Shares, constituting less than 1% of the Shares outstanding of the Issuer, based upon the 143,025,736 Shares stated to be outstanding as of November 4, 2007 by the Issuer in the Issuer’s Form 10-Q for the quarter ended September 30, 2007, filed with the United States Securities and Exchange Commission.

CUSIP No. 650111107	Page 20 of 24

Firebrand has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(a, b) As of the date hereof, Scott Galloway may be deemed to be the beneficial owner of 0 Shares, constituting less than 1% of the Shares outstanding of the Issuer, based upon the 143,025,736 Shares stated to be outstanding as of November 4, 2007 by the Issuer in the Issuer’s Form 10-Q for the quarter ended September 30, 2007, filed with the United States Securities and Exchange Commission.

Mr. Galloway has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

The description of the LLC Agreement (defined below) contained in Items 6 herein is incorporated by reference.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons in the past 60 days are set forth in Exhibit E.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 17, 2008, the Master Fund entered into three equity swap transactions with Monecor (London) Limited (t/a TradIndex) (“TradIndex”) effective on January 17, 2008, January 28, 2008 and January 29, 2008, respectively, under which TradIndex agreed to pay the Master Fund an amount equal to any increase, and the Master Fund agreed to pay TradIndex an amount equal to any decrease, in the official market price of 229,545, 450,000 and 585,720 notional shares, respectively, above or below an initial reference price of US$ 15.3044, US$ 15.8483 and US$ 15.9616, respectively, per share upon close-out of any transaction. The equity swap transactions do not contemplate interim payments of appreciation or depreciation of the shares, and the Master Fund is not entitled to any dividends on the shares or equivalent thereof. All balances will be cash settled, and neither party shall acquire any ownership interest, voting or similar rights, or dispositive power over any Share under the equity swap transactions. Each equity swap transaction may be closed out by the Master Fund at any time.

On January 17, 2008, the Special Fund entered into three equity swap transactions with Monecor (London) Limited (t/a TradIndex) (“TradIndex”) effective on January 17, 2008, January 28, 2008 and January 29, 2008, respectively, under which TradIndex agreed to pay the Special Fund an amount equal to any increase, and the Special Fund agreed to pay TradIndex an amount equal to any decrease, in the official market price of 320,455, 300,000 and 390,480 notional shares, respectively, above or below an initial reference price of US$ 15.3044, US$ 15.8483 and US$ 15.9616, respectively, per share upon close-out of any transaction. The equity swap transactions provide for the payment by the Special Fund to TradIndex of an upfront commission based on the number of shares transacted. The equity swap transactions do not contemplate interim payments of appreciation or depreciation of the shares, and the Special Fund is not entitled to any dividends on the shares or equivalent thereof. All balances will be cash settled, and neither party shall acquire any ownership interest, voting or similar rights, or dispositive power over any Shares under the equity swap transactions. Each equity swap transaction may be closed out by the Special Fund at any time.

On January 25, 2008, the HCP Funds and Firebrand formed Harbinger NY. As of the date hereof, the HCP Funds are the “Class A-1 Members” of Harbinger NY and Firebrand is the “Class B-1 Member” of Harbinger NY. Firebrand has agreed to transfer five percent of the Class B-1 membership interests in Harbinger NY to each of the Nominees other than Mr. Galloway. Pursuant to the terms of the

CUSIP No. 650111107	Page 21 of 24

limited liability company agreement of Harbinger NY (the “LLC Agreement”), attached hereto as Exhibit C, each member of Harbinger NY, with the approval of the Class A-1 Members, may make capital contributions with respect to particular investments. The Class A-1 Members will allocate capital contributions amongst themselves and approve capital contributions by the Class B-1 Members such that the Master Fund shall at all times be entitled to at least 50% of all distributions and allocations. Each HCP Fund has the exclusive right of every kind to control and bind Harbinger NY with respect to investments of capital contributions to Harbinger NY attributable to such person. Firebrand has the exclusive right of every kind to control and bind Harbinger NY with respect to investments of capital contributions to Harbinger NY attributable to the Class B-1 Members. Other than as set forth above, Harbinger NY is managed by the Master Fund. The HCP Funds have the right to consult with Firebrand and Mr. Galloway with respect to the investment of their capital contributions to Harbinger NY, and Firebrand and Mr. Galloway have agreed to provide such consulting services. With respect to particular investments, the quarterly consulting compensation payable to Firebrand by the HCP Funds will be the lesser of $25,000 and 0.125% of the average fair market value of such investment made by Harbinger NY with capital contributions from the Class A-1 Members. With respect to the distribution of investment proceeds, amounts apportioned to the Class B-1 Members are distributed to such Class B-1 Members. Amounts apportioned to the Class A-1 Members are distributed to such Class A-1 Members and Class B-1 Members as follows: first to the Class A-1 Members, up to the amount of their respective capital contributions (less previous distributions), then to the Class B-1 Members (in such proportion as may be specified by Firebrand with the consent of the Master Fund), until the cumulative past and present distributions made to the Class B-1 Members are equal to 10% of the net profits (less certain expenses) realized by the HCP Funds (and/or any of their affiliates) and Harbinger NY, and then the remainder to the Class A-1 Members.

Item 7. Material to be Filed as Exhibits.

Exhibit A:	Notice of Nomination

Exhibit B:	Letter to the Issuer

Exhibit C:	The LLC Agreement

Exhibit D:	Joint Filing Agreement

Exhibit E:	Transactions in the Class A Common Stock ($0.10 par value per share)

CUSIP No. 650111107	Page 22 of 24

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners Offshore Manager, L.L.C.
By:	HMC Investors, L.L.C.,

Managing Member

By:	/s/ William R. Lucas, Jr.

Name: William R. Lucas, Jr.

Title: Executive Vice President

HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER, L.L.C.*

By:	HMC Investors, L.L.C.,

Managing Member

By:	/s/ William R. Lucas, Jr.

Name: William R. Lucas, Jr.

Title: Executive Vice President

HMC INVESTORS, L.L.C.*

By:	/s/ William R. Lucas, Jr.
Name: William R. Lucas, Jr. Title: Executive Vice President

CUSIP No. 650111107	Page 23 of 24

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC
By:	HMC – New York, Inc.

Managing Member

By:	/s/ William R. Lucas, Jr.

Name: William R. Lucas, Jr.

Title: Executive Vice President

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC.*

By:	HMC – New York, Inc.

Managing Member

By:	/s/ William R. Lucas, Jr.

Name: William R. Lucas, Jr.

Title: Executive Vice President

HMC – NEW YORK, INC.*

By:	/s/ William R. Lucas, Jr.

Name: William R. Lucas, Jr.

Title: Executive Vice President

HARBERT MANAGEMENT CORPORATION*

By:	/s/ William R. Lucas, Jr.

Name: William R. Lucas, Jr.

Title: Executive Vice President

CUSIP No. 650111107	Page 24 of 24

/s/ Philip Falcone*

Philip Falcone

/s/ Raymond J. Harbert*

Raymond J. Harbert

/s/ Michael D. Luce*

Michael D. Luce

/s/ Scott Galloway*

Scott Galloway

HARBINGER CAPITAL PARTNERS NY, LLC

By:	HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD., its manager
By:	HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER, L.L.C., its investment manager
By:	HMC INVESTORS, L.L.C., its managing member

/s/ William R. Lucas, Jr.

Name: William R. Lucas, Jr.

Title: Executive Vice President

FIREBRAND INVESTMENTS, LLC*

By:	/s/ Scott Galloway

Name: Scott Galloway

Title: Founder and CIO

February 11, 2008

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.